NASDAQ PRIVATE MARKET AUCTION FUND

AGREEMENT

This NASDAQ PRIVATE MARKET AUCTION FUND AGREEMENT (“Agreement”) is entered into as of the date on which this Agreement has been executed on behalf of all parties hereto (the “Effective Date”) by and between (1) Delaware Wilshire Private Markets Fund (“Fund”); and (2) The NASDAQ Private Market, LLC (“NPM”), and Fund and NPM each a “Party” and collectively, “Parties”).

WHEREAS, Fund wishes NPM and its Affiliates to provide, and NPM and its Affiliates are willing to provide, certain liquidity program administration services and related services, to facilitate an authorized sale of shares (the “Securities”) to the Fund by sellers of the Securities (“Authorized Sellers”) to potential purchasers of the Securities (“Authorized Purchasers”) (each such Authorized Purchaser and Authorized Seller is a “Participant”), such transactions taking place in the form of periodic liquidity programs (“Programs”, and the resulting transactions, each a “Transaction”).

NOW, THEREFORE, in consideration of the premises and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Fund and NPM, by their authorized signatories signing in the signature blanks below, agree to the terms and conditions set forth in this Agreement.

THE NASDAQ PRIVATE MARKET, LLC		DELAWARE WILSHIRE PRIVATE MARKETS FUND

By:		By:

Name:		Name:

Title:		Title:

Date:		Date:

For Fund, a copy of each “Written Notice” required by this Agreement will be sent to the following address:

Delaware Wilshire Private Markets Fund
Attn: CCO
One Freedom Valley Drive
Oaks, PA 19456

For NPM, “Written Notice” will be sent to the following address:

The NASDAQ Private Market, LLC
Office of General Counsel
805 King Farm Blvd
Rockville, MD 20850

1	AGREEMENT STRUCTURE

1.1	Interpretation of Certain Terms. The term “Affiliate” means, with respect to any entity, another entity that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such entity. For purposes of this definition, “control” means the possession, direct or indirect, of the power to direct or cause the direction of management and policies of the entity, whether through the ownership of voting securities, by contract or otherwise. “Business Day” means Monday through Friday, excluding any Nasdaq Stock Market holidays in the United States. “NPM Services” means the services to be provided by NPM pursuant to this Agreement, as summarized in Exhibit 1. “Service Provider” refers to the Fund’s investment adviser, sub-adviser, transfer agent, administrator and/or custodian, as the context requires. The term “including” means including without limitation. The term “days” refers to calendar days. “Agreement” means this Agreement and all Exhibits and all Schedules and other attachments thereto.

2	Intellectual Property; Publicity; Use of Marks

2.1	As between Fund and NPM, NPM retains all intellectual property rights in the proprietary aspects of the NPM Services and “derivative works” (as such term is defined in Section 101 of the United States Copyright Act of 1976, as amended, and as construed under applicable case law) thereof, whether or not marked as proprietary. Fund shall not modify or remove any proprietary rights notices or similar markings of NPM or its third-party providers from any of the NPM Services. Fund acknowledges that NPM retains all rights in the Participant information obtained, and Transaction related data generated, and all proprietary rights in such data, during the term of this Agreement (“NPM Platform Data”). NPM represents and maintains that, for the term of this Agreement, that NPM’s provision, and Fund and/or its Service Provider’s use, of the NPM Platform Data pursuant to this Agreement does not and will not infringe on, or otherwise violate any law, regulation or third-party rights. To the best of NPM’s knowledge, the NPM Platform Data, as provided by NPM to the Fund, is accurate and complete. NPM hereby grants Fund and its Service Providers during the term of this Agreement, permission to use, store and process NPM Platform Data solely as necessary to exercise Fund’s rights and perform Fund’s obligations hereunder and for no other purpose.

2.2	As between Fund and NPM, Fund solely and exclusively owns and retains all intellectual property and other proprietary rights in the Program Data. “Program Data” means all data and other information relating to the Fund itself, including such information which the Fund or its Service Providers or financial intermediaries provide to NPM for purposes of each Program, including but not limited to (i) Fund-specific data and documents including the Fund registration statement (Form N-2); (ii) each Authorized Seller’s specific Fund holdings data including each Authorized Seller’s account details, share ownership, and capital account balances; and (iii) any Authorized Purchaser details provided by the Fund or its Service Providers or financial intermediaries. The Fund will, for the term of this Agreement, obtain and maintain all necessary permissions to include and process, and allow NPM to include and process, Program Data in the NPM Services, in each case, pursuant to this Agreement. Fund represents and maintains that, for the term of this Agreement, that Fund’s provision to NPM, and NPM’s and its Affiliates’ use in accordance with the terms of this Agreement, of the Program Data does not and will not infringe on, or otherwise violate any law, regulation or third-party rights. To the best of Fund’s knowledge, the Program Data as provided by the Fund to NPM, is accurate and complete. The Fund hereby grants NPM during the term of this Agreement, permission to use, store and process Program Data in the NPM Services solely as necessary to provide the NPM Services and for no other purpose.

NPM Auction Fund Agreement	Page 2 of 19

2.3	Subject to the terms and conditions of this Agreement and conditioned upon NPM’s compliance with the trademark quality control and usage guidelines described in this Section 2.3, the Fund hereby grants to NPM and their Affiliates a limited, revocable, non-exclusive, royalty-free, worldwide license to use and display the Fund’s trademarks, service marks and logos in each case, to the extent expressly identified in writing and provided by Fund to NPM pursuant to this Agreement, as the same may be updated from time to time in writing by Fund following the date hereof (the “Fund Marks”) solely as follows: (a) to brand Fund-related documentation and pages on the NPM Platform and (b) to indicate on the NPM Platform, in NPM and its Affiliates’ website listings (including links to Fund’s websites), customer lists and in related marketing and promotional materials that Fund is an NPM customer. Any and all use by NPM (and/or its Affiliates) of the Fund Marks and all activities conducted thereunder shall conform to standards of quality that are at least equivalent to those of NPM; and comply with all reasonable guidelines and quality control standards regarding the display, use, and activities conducted under the Fund Marks as may be communicated by Fund to NPM in writing from time to time.

2.4	Subject to the terms and conditions of this Agreement and conditioned upon Fund’s compliance with the trademark usage guidelines set out in Exhibit 2 and any other reasonable written instructions provided by NPM from time to time regarding the display, use, and activities conducted under the NPM Marks (“Guidelines”), NPM hereby grants Fund and its Service Providers (in each case upon written consent (email being deemed sufficient)), a limited, revocable, non-exclusive, royalty-free, worldwide license to use and display NPM trademarks, service marks and logos provided by or on behalf of NPM pursuant to this Agreement, as the same may be updated from time to time by NPM following the date hereof (the “NPM Marks”) solely in presentations, marketing materials, customer lists, financial reports, and website listings (including links to NPM websites) for the purpose of referring to the NPM Services and to publicize use of the NPM Platform and sponsorship of Programs in connection with the Fund.

2.5	Other than as specifically permitted herein, each Party will not: (a) use the name, trademark, logo or other identifying marks of the other Party in any sales, marketing or publicity activities or materials, or (b) issue any press release, interviews or other public statement regarding this Agreement or the Parties’ relationship without the other Party’s prior written consent. For clarity, the foregoing shall not be construed to restrict either Party’s right to refer to the other Party in a nominative sense and in a factually accurate and non-infringing manner as permitted by applicable law or fair use principles.

3	NPM SERVICES – GENERAL PROVISIONS

3.1	Performance of Services.

3.1.1	In consideration of Fund paying the fees applicable to each NPM Service, NPM shall, using commercially reasonable skill and care, provide each NPM Service in accordance with this Agreement, and shall provide Fund with appropriate access to the NPM Platform for purposes of conducting each Program and with timely access to relevant NPM personnel and information and data reasonably required by Fund in connection with the use by Fund of NPM Services.

3.1.2	Fund shall provide NPM with timely access to relevant Fund and/or Service Provider personnel and accurate Program Data required by NPM in connection with the implementation and use by Fund of NPM Services. Upon termination or expiration of this Agreement, or cancellation of any NPM Services, Fund’s right to access or use the applicable NPM Services shall immediately terminate.

NPM Auction Fund Agreement	Page 3 of 19

3.1.3	Each Party shall comply with the obligations assigned to it hereto concerning the provision/use of the NPM Services.

3.2	Fund shall take reasonable security precautions to prevent any unauthorized individual or entity from using or accessing the NPM Services using login credentials issued to Fund and its Service Provider users, and shall comply with all reasonable NPM security specifications or instructions provided in writing from time to time regarding use of the NPM Platform. Fund (and Service Provider enabled access to the NPM Platform), is specifically prohibited from (a) reverse engineering, or performing dynamic or static scanning of, the NPM Platform (except to the extent enforcement of the foregoing is prohibited by applicable law); and (b) uploading or transmitting material containing software viruses or other harmful or deleterious computer code, files, scripts, agents, or programs. If Fund or any of its Service Providers engage in any act prohibited above, it shall constitute a material breach of this Agreement. In addition, NPM reserves the right to block IP addresses or other threats that may pose security threats to the NPM Platform or related infrastructure on an as-needed basis and shall have no liability therefor. However, NPM shall endeavor to provide notice of the block as soon as reasonably practicable.

3.3	NPM Platform Access and Use.

3.3.1	To the extent necessary to access and use the NPM Services, NPM authorizes Fund, its Service Providers and each Authorized User (defined in Section 3.7.2) to access and use the NPM Platform as contemplated in this Agreement. Fund shall not, and shall not knowingly permit any third party to:

a	sell, re-sell, sublicense, transfer, lease, distribute, assign or outsource the NPM Platform or operate the NPM Platform as a service bureau or timesharing arrangement or otherwise use the NPM Platform to process or permit to be processed any data for the benefit of any other person or entity, or

b	alter, modify, adapt, translate, disassemble, reverse engineer (unless and to the extent required to be permitted by applicable law), decompile or create derivative works based on any aspect or portion of the NPM Platform or otherwise derive or construct source code or other trade secrets from the NPM Platform, or

c	use the NPM Platform to design or build a product or service competitive to the NPM Platform or a product or service that uses substantially similar ideas, features, functions or graphics to the NPM Platform or any part thereof.

3.4	Fund acknowledges and agrees that NPM may provide Program Data to Participants through the NPM Platform pursuant to the terms of this Agreement.

3.5	NPM may use Program Data only for the purposes contemplated by this Agreement and as otherwise may be permitted in writing by the Fund. NPM’s failure to comply with the foregoing shall be a material breach of this Agreement, upon which Fund may terminate this Agreement immediately by Written Notice to NPM.

3.6	NPM shall comply in all material respects with any federal, state, national, supranational or foreign law, statute, code, rule, regulation or material ordinance of any governmental or regulatory body or other agency (collectively, “Laws”) applicable to NPM’s provision of its NPM Services generally.

NPM Auction Fund Agreement	Page 4 of 19

3.7	Obligations of Fund.

3.7.1	Fund shall provide NPM with Program Data with respect to the Fund. Fund will provide NPM, in writing, any amendments or updates it wishes made to the Program Data, and on NPM’s receipt of such, the amended or updated materials shall become part of Program Data, and NPM shall discontinue, as soon as commercially reasonable, its use of Program Data that Fund indicates in writing have been superseded by updates or amendments. Except in the case of language provided by NPM which describes NPM in the Fund’s registration statement or Form N-2, in Fund marketing materials and on the Fund’s website, NPM shall have no responsibility for the content of Program Data, including for any omissions or misrepresentations therein.

3.7.2	Fund shall approve all Fund users authorized to access the NPM Platform for any Program on behalf of the Fund, including those of its Service Providers (together, “Authorized Users”). Each Authorized User’s use of and access to the NPM Platform is subject to its acceptance of and compliance with the NPM Terms of Use presented to each Authorized User when logging in to the NPM Platform), failing which NPM may prohibit, suspend or terminate any Authorized User’s access to the NPM Platform without liability for doing so. To the extent a term in the NPM Platform Terms of Use conflicts with a term in this Agreement, the term in this Agreement shall govern.

3.7.3	Fund shall comply in all material respects with any Laws applicable to its use of the NPM Platform and NPM Services.

3.8	Fund acknowledges that NPM and its Affiliates may be subject to certain securities industry rules and regulations, including, but not limited to, certain regulatory obligations applicable to a registered broker-dealer. For the term of this Agreement and solely as they relate to the NPM Services under this Agreement, Fund will comply with all reasonable rules, policies and procedures established by NPM and its Affiliates, and all applicable securities industry rules and regulations, and will cooperate with and assist NPM and its Affiliates as they, within their complete and sole discretion, acting reasonably, deems necessary to fulfill their regulatory obligations. Fund’s failure to comply with the foregoing shall be a material breach of this Agreement, upon which NPM may terminate this Agreement immediately by Written Notice to Fund.

3.9	The NPM Platform is operated for the purpose of providing a platform for the offer, purchase and sale of Securities in a Program. Notwithstanding their role in the operation of the NPM Platform, NPM, its Affiliates, certain third parties that provide services to the NPM Platform, and the officers, employees, directors, and agents of such entities will not (i) act as the buyer or seller with respect to any Transactions; (ii) guarantee the terms of any Transaction; or (iii) have any liability with respect to any such Transaction, including with respect to the failure of any Transaction to be completed in accordance with its terms, except in accordance with the Limitation of Liability provisions in Section 8 of this Agreement.

3.10	While information regarding the Securities may be accessed through the NPM Platform including Program Data, none of such information has been provided by NPM or its Affiliates, and NPM has made no independent verification thereof and makes no representation or warranty as to any such information, including as to its accuracy or completeness.

3.11	Neither NPM nor its Affiliates are (i) passing on the merits or advisability of any Security or the purchase or sale of any Security; (ii) endorsing or sponsoring any Fund or Security; (iii) providing investment, legal, accounting, tax or other advisory services, either on behalf of a particular security or an overall investment strategy or otherwise; or (iv) making any representation or recommendation, including as to the value of any security or that any security or strategy is suitable or appropriate to any Participant’s unique circumstances or as to the taking of any other course of action.

NPM Auction Fund Agreement	Page 5 of 19

3.12	Notwithstanding any other provision of this Agreement, NPM shall not be liable for any delay or omission in, or failure to provide the NPM Services:

3.12.1	to the extent attributable to any act, omission or delay on Fund ’s or any Authorized User’s part in meeting any Fund obligations under this Agreement; or

3.12.2	to the extent NPM’s or its Affiliate’s performance of such NPM Service element becomes illegal or contrary to any law, rule, regulation or request of any government, agency, or any banking, taxation or regulatory authority having jurisdiction over NPM or its Affiliate as long as NPM or its Affiliates act within a commercially reasonable time frame upon learning of such illegality or development described above; or to the extent Fund or any Fund Affiliate, Authorized User or Participant becomes subject to sanctions issued by the United States or other national or international governmental entity (any of which, a “Legal Hindrance”), and NPM and its Affiliates shall have no liability whatsoever for any failure to perform such element of the NPM Services as a result of any Legal Hindrance.

4	SERVICE Fees

4.1	Invoices. NPM will invoice Fund relating to such NPM Services (the “Service Fees”). Fund will pay without counterclaim, set-off or deduction all undisputed amounts on each invoice within thirty (30) days after Fund’s receipt of a correct invoice. Fund’s failure to pay any invoiced amount that Fund reasonably disputes shall not be deemed a material breach. Fund shall pay all amounts by wire transfer to NPM’s account, details to be advised by NPM from time to time.

4.2	Prices and Rates. The Service Fees for each NPM Service are set out in Schedule A.

4.3	Invoice Disputes. Fund shall, within thirty (30) days of the date of any invoice, notify NPM in writing if it disputes in good faith any amount charged on such invoice, including (i) the date and number of the disputed invoice, (ii) the amount in dispute, (iii) the reason for the dispute, and (iv) supporting documentation, as appropriate. In the event of a good faith dispute with regard to one or more Service Fees appearing on an invoice, Fund may withhold the disputed amount only while the Parties attempt to resolve the dispute in accordance with Section 10. Any undisputed amounts in such invoice will be paid in accordance with Section 4.1 above. NPM may apply a late fee of 1.5% per month or the highest lawful interest rate, whichever is lower, to all amounts (other than Service Fees subject to bona fide dispute) not paid when due.

4.4	Suspension of NPM Services. NPM shall have the right to suspend NPM Services if Fund fails to pay Service Fees that Fund has not properly disputed in good faith. In the event that NPM Services are suspended under this Section, NPM shall use commercially reasonable endeavors to restore suspended services as soon as possible following Fund’s payment of undisputed amounts. Any such suspension by NPM shall not in itself relieve Fund of its obligations to make ongoing payments as provided herein notwithstanding such suspension.

NPM Auction Fund Agreement	Page 6 of 19

5	Representations and warranties

5.1	Representations of Fund. Fund hereby represents to NPM as follows:

5.1.1	Fund is duly organized, validly existing and in good standing under the laws of the state of its formation or organization and the jurisdictions in which it is qualified to do business, and has full legal right, power and authority under applicable laws, rules or regulations to execute this Agreement and engage in the activities contemplated by this Agreement.

5.1.2	This Agreement has been duly and validly executed and delivered by Fund and constitutes a valid and binding obligation of Fund, enforceable against Fund in accordance with its terms.

5.1.3	The execution, delivery and performance of this Agreement does not and will not constitute a violation or breach of (i) any agreement to which Fund is a party or (ii) to Fund’s knowledge, any Laws applicable to Fund’s business generally, in each case the violation or breach of which would cause material harm to Fund, Participants or NPM.

5.1.4	There is no administrative, civil or criminal proceeding pending or threatened against Fund that is reasonably likely to have a material adverse effect on Fund’s financial condition or the ability of Fund to perform its obligations hereunder.

5.2	Representations and Acknowledgements of NPM. NPM hereby represent to Fund as follows:

5.2.1	NPM is duly organized, validly existing and in good standing under the laws of the state of its formation or organization and in the jurisdictions in which it is qualified to do business, and has full legal right, power and authority under applicable laws, rules or regulations to execute this Agreement and engage in the activities contemplated by this Agreement.

5.2.2	This Agreement has been duly and validly executed and delivered by NPM and constitutes a valid and binding obligation of NPM, enforceable against NPM in accordance with its terms.

5.2.3	The execution, delivery and performance of this Agreement does not and will not constitute a violation or breach of (i) any agreement to which NPM is a party or (ii) to NPM’s knowledge, any Laws applicable to NPM’ business generally, in each case the violation or breach of which would cause material harm to Fund.

5.2.4	There is no administrative, civil or criminal proceeding pending or threatened against NPM that is reasonably likely to have a material adverse effect on NPM’s financial condition or its ability to perform its obligations hereunder.

5.2.5	NPM acknowledges that the NPM Services provided under this Agreement are not activities primarily intended to result in the sale of the Fund’s shares in a manner that would otherwise put Fund in breach of Section 12 and Rule 12b-1 under the Investment Company Act of 1940, as amended.

5.3	NO IMPLIED WARRANTIES. NPM MAKES THE NPM SERVICES, THE NPM PLATFORM, AND ALL CONSTITUENT COMPONENTS AVAILABLE ON AN "AS IS" BASIS AND OTHER THAN THE REPRESENTATIONS AND WARRANTIES SPECIFICALLY STATED IN THIS AGREEMENT, MAKES NO OTHER WARRANTIES OR REPRESENTATIONS OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, REGARDING THE NPM SERVICES, INCLUDING ANY REPRESENTATION OR WARRANTY OF QUALITY, PERFORMANCE, COMMERCIAL UTILITY, MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE. NPM DOES NOT REPRESENT OR WARRANT THAT THE NPM SERVICES WILL BE COMPLETE, TIMELY, UNINTERUPTED OR ERROR-FREE, NOR DOES NPM MAKE ANY REPRESENTATION OR WARRANTY AS TO THE RESULTS TO BE OBTAINED FROM USE OF THE NPM SERVICES. FUND AGREES THAT IT IS USING THE NPM SERVICES AT ITS OWN RISK, THAT THE NPM SERVICES DO NOT CONSTITUTE A RECOMMENDATION TO BUY OR SELL SECURITIES OF ANY KIND, AND THAT NPM HAS NOT UNDERTAKEN ANY LIABILITY OR OBLIGATION RELATING TO THE PURCHASE OR SALE OF SECURITIES FOR OR BY FUND OR ANY OTHER PARTY.

NPM Auction Fund Agreement	Page 7 of 19

6	CONFIDENTIALITY

6.1	Each of NPM and Fund (each, “Disclosing Party”) is willing to disclose “Confidential Information” (as defined below) to the other Party (as “Recipient”) on the condition that such information is protected as provided in this Section 6. “Confidential Information” means all information disclosed, whether orally, in writing or otherwise, by or on behalf of Disclosing Party to Recipient, unless otherwise excluded below.

6.2	Recipient will maintain the confidentiality of all Confidential Information with at least the same degree of care that it uses to protect its own confidential and proprietary information, which degree of care shall in all events be no less than a reasonable degree of care under the circumstances, appropriate to the nature of the relevant information. Recipient may only use Confidential Information for purposes of the Programs and other services provided and received pursuant to this Agreement, and as may otherwise be specifically stated in this Agreement. Recipient may only disclose any portion of the Confidential Information to any persons or entities: (a) as directed by the Disclosing Party and as required for Disclosing Party to perform its rights and obligations under this Agreement and as contemplated by the nature of the Programs and related services (for avoidance of doubt, information provided by Fund to NPM (i) for inclusion on the NPM Platform for use in connection with an Program will be made available to Participants; and (ii) which is necessary to be shared with specific Associates (as defined below) of Fund, as necessary, to administer the Program, the Recipient shall have no liability to the Disclosing Party or to any other person or entity for any loss or damages sustained by Disclosing Party as a result of breach of confidentiality by such Participants to whom Confidential Information is disclosed as directed by the Disclosing Party or otherwise disclosed pursuant to this Section 6.2(a)); and (b) to Recipient’s Affiliates and its and their directors, officers, employees, professional consultants, subcontractor, third party providers, professional consultants, subcontractors, agents and advisors (each an “Associate”) provided that each Associate has been informed of the confidential nature of the Confidential Information and is bound by confidentiality obligations to Recipient which are materially equivalent to those in this Section. Recipient will be liable for breach by any of its Associates of these confidentiality obligations.

6.3	In the event of any legal action or demand for Confidential Information made to Recipient under applicable law or regulation, if Recipient is, in the reasonable opinion of Recipient’s legal counsel, required to disclose any Confidential Information, Recipient may disclose such Confidential Information without liability hereunder; provided, however, Recipient (i) to the extent Recipient’s legal counsel deems permissible, gives Disclosing Party Written Notice of the Confidential Information to be so disclosed as far in advance of its disclosure as is practicable; (ii) shall furnish only that portion of the Confidential Information which is requested and, in the opinion of counsel, required; and (iii) shall use all reasonable efforts to obtain assurance that confidential treatment will be accorded to the Confidential Information. Notwithstanding the foregoing, Recipient and its Affiliates may disclose any Confidential Information without notice pursuant to a request or inspection by a governmental agency or regulatory authority.

6.4	Confidential Information shall not include information to the extent that such information:

NPM Auction Fund Agreement	Page 8 of 19

6.4.1	is already, or becomes, generally available to the public other than as a result of unauthorized disclosure by the Recipient or by its Associates; or

6.4.2	is, or was previously, received by the Recipient on a non-confidential basis from a third party under no obligation to maintain the confidentiality of such information; or

6.4.3	is already known by a Recipient to the disclosure of the same to Recipient by the Disclosing Party and not subject to any obligation to maintain the confidentiality of such information; or

6.4.4	was independently developed without use of or access to the Confidential Information, as supported by evidence admissible in a court of law having competent jurisdiction; or

6.4.5	Disclosing Party directs or requests Recipient to make public or disclose other than under confidential arrangements.

6.5	Notwithstanding anything else in this Agreement, NPM and its Affiliates may compile, use and disclose anonymous, aggregated statistics, usage data and information based on data provided to NPM or the NPM Platform and other data (“Service Statistics”), provided that Service Statistics will not, and may not reasonably be used to, identify any Participant, any other individual person or the Fund.

6.6	Notwithstanding anything else in this Agreement, Recipient shall have the right to retain copies of Confidential Information to the extent required for legal, regulatory, archival or other governmental compliance purposes, and, in the case of NPM, in NPM’s automated electronic archiving or data back-up systems from which it is not reasonably practicable to delete Confidential Information, provided that such data is always treated as Confidential Information in accordance with this Agreement.

6.7	The confidentiality and use restrictions in Section 6 shall survive the termination or expiration of this Agreement for three (3) years, except with respect to trade secrets, personal data and NPM’s information security policies and procedures, in relation to which the confidentiality and use restrictions survive indefinitely.

6.8	Although the Parties do not anticipate that any Personal Data will be Processed under this Agreement, to the extent that NPM receives any Program Data or other data from Fund or its Service Providers containing Personal Data under this Agreement, NPM’s data processing addendum (the “DPA”) located at https://nq.nasdaq.com/NPM-Data-Processing-Addendum (or any successor hyperlink) shall apply between the Parties and is, by this reference, fully incorporated in and made a part of this Agreement. The terms “Process” and “Personal Data” have the meanings given in the DPA.

7	INDEMNITIES

7.1	Except in the case of NPM’s gross negligence, willful misconduct or fraud, Fund will indemnify NPM, its Affiliates and their respective employees, officers, directors, and third-party providers (“NPM Indemnitees”) against any claim, demand, suit or proceeding made or brought against NPM Indemnitees by a third party directly arising out of or resulting from (i) Program Data or (ii) Fund’s use of the Services other than in accordance with the Agreement (each a “Claim Against NPM”), and will indemnify NPM Indemnitees from any damages, legal and expert fees and costs finally awarded against NPM Indemnitees as a result of, or for amounts paid by NPM Indemnitees under a settlement of, a Claim Against NPM. Fund also acknowledges and agrees that any disputes and/or disagreements that it may have with any Participant relating to Securities, Transactions, and Program Data, whether relating to misrepresentations, breaches of contract, closing of a Transaction or otherwise, must be addressed between Fund and the applicable Participant. Fund agrees to indemnify and hold NPM Indemnitees harmless with respect to any such disputes and/or disagreements.

NPM Auction Fund Agreement	Page 9 of 19

7.2	Except in the case of Fund’s gross negligence, willful misconduct or fraud, NPM will indemnify Fund and its employees, officers, and directors (“Fund Indemnitees”) against any claim, demand, suit or proceeding made or brought against Fund Indemnitees by a third party alleging that the Fund’s use, either by the Fund or through its Service Provider’s, of the NPM Platform in accordance with this Agreement infringes or misappropriates a third party’s intellectual property rights (a “Claim Against Fund”), and will indemnify Fund Indemnitees from any damages, legal and expert fees and costs finally awarded against Fund Indemnitees as a result of, or for amounts paid by Fund Indemnitees under a settlement of, a Claim Against Fund. The above defense and indemnification obligations do not apply to the extent a Claim Against Fund arises from Program Data, combination or use of the NPM Platform with third party products or services not expressly approved in writing by NPM, any custom modifications made to the NPM Platform by or on behalf of Fund, or Fund’s breach of this Agreement.

7.3	In this Section, a “Claim” means a Claim Against NPM in the case where Fund is the indemnifying party, and means a Claim Against Fund in the case where NPM is the indemnifying party. Each Party’s obligation to indemnify the other Party under this Section 7 shall be conditioned on the following: (i) the indemnified party shall promptly, but in any event, in a time frame that does not prejudice the rights of the indemnifying party, provide the indemnifying party with Written Notice of the claim, action or allegation; (ii) the indemnifying party shall have sole control of the defense and settlement of the claim (except that the indemnifying party may not settle any such claim unless it unconditionally releases the indemnified parties of all liability, and indemnified party may reasonably participate in (but not control) such defense and settlement in order to protect its interests); and (iii) giving the indemnifying party all reasonable assistance, at the indemnifying party’s expense, in the defense of the Claim.

7.4	If any Claim Against Fund is made, or, if in NPM’s reasonable opinion, such claim appears likely to be made, NPM may, at its sole option and cost: (i) implement measures to enable Fund to continue to use the NPM Platform; (ii) modify the NPM Platform so it becomes non-infringing; or (iii) replace affected data and/or functionality of the NPM Platform, provided that the NPM Platform is functionally equivalent in all material respects. In the event such options are not commercially reasonable, NPM shall have the right, upon Written Notice to Fund, to terminate the NPM Services using the NPM Platform and provide Fund a prorated refund of any Service Fees prepaid for the terminated Services, relating to the period after termination.

7.5	The remedies provided under this Section 7 shall be the sole and exclusive remedy of each Party against the other with respect to claims described in this Section 7.

8	LIMITATION OF LIABILITY

8.1	NOTWITHSTANDING THE TERMS OF ANY OTHER SECTION OF THIS AGREEMENT TO THE CONTRARY, IN THE ABSENCE OF GROSS NEGLIGENCE, FRAUD OR WILLFUL MISCONDUCT ON THE PART OF ANY PARTY, and except with respect to each party’s INDEMNIFICATION liability under this AGREEMENT pursuant to Section 7 (IndemnitIES):

NPM Auction Fund Agreement	Page 10 of 19

8.1.1	[Redacted]

; AND

8.1.2	[Redacted]

8.2	THE PROVISIONS OF SECTION 8.1 SHALL APPLY TO THE FULLEST EXTENT PERMITTED BY LAW, FOR ANY CAUSE OR UNDER ANY THEORY WHATSOEVER, AND REGARDLESS OF THE FORM OF CLAIM, WHETHER IN CONTRACT, INDEMNIFICATION, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY.

NPM Auction Fund Agreement	Page 11 of 19

9	TERM AND TERMINATION

9.1	Term.

9.1.1	Agreement Term. This Agreement will commence on the Effective Date hereof and shall have an initial term of two (2) years (the “Initial Term”) and, unless prior Written Notice by either Party is given to the other Party at least one hundred and eighty (180) days prior to the end of the Initial Term or beginning of a Renewal Term, as applicable, shall automatically renew for successive twelve (12) month terms (each, a “Renewal Term”) under the same terms and conditions. The Initial Term and any Renewal Term shall be considered the “Term” of this Agreement.

9.2	Termination.

9.2.1	Termination for Cause. Either Party may terminate this Agreement, in whole or in part, as of the date specified in a Written Notice of termination if the other Party materially breaches its obligations under this Agreement and does not cure that breach within ten (10) days after receiving the non-breaching Party’s Written Notice of breach outlining the causes for the proposed termination.

9.2.2	NPM may:

a	terminate this Agreement upon not less than one year’s prior Written Notice should it determine that it will cease providing the NPM Platform and/or NPM Services generally;

b	by providing Fund with as much notice as is reasonably practicable, cancel the NPM Services, in whole or in part, or modify the terms on which they are provided, if all or part of such Service (A) depends on an agreement between NPM and one of its Affiliates, or a third-party provider and that agreement is modified or terminated during the Term; or (B) becomes illegal or contrary to any rule, regulation, guideline or request of any regulatory authority having jurisdiction over NPM’s or its Affiliate’s ability to provide the NPM Services, including any sanctions limitations affecting Fund’s ability to receive, or NPM’s or its Affiliates’ ability to provide, any NPM Service(s) under this Agreement or to extend credit or collect fees for such NPM Services, or if any change in Law significantly impedes NPM’s or its Affiliate’s ability, as determined in NPM’s or its Affiliate’s reasonable discretion, to perform its obligations in connection with this Agreement; and

c	terminate immediately pursuant to Section 3.8 or if any Securities are offered or traded on any exchange or otherwise publicly offered or traded.

9.3	Pursuant to NPM’s desire to preserve and strengthen the quality of and public confidence in its market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, or to protect investors and the public interest, NPM reserves the right to: (i) terminate this Agreement and/or (ii) suspend any transaction or suspend activity in any particular Securities on reasonable Written Notice (email to NPMAuctionNotifications@seic.com shall be sufficient) of no less than thirty (30) days to Fund if, in NPM’s reasonable opinion, any material event, condition, or circumstance exists or occurs that makes initial or continued activity concerning the Securities on the NPM Platform entirely inadvisable or unwarranted.

NPM Auction Fund Agreement	Page 12 of 19

9.4	In the event Fund is in breach of any material provision of this Agreement, NPM shall also have the right to immediately suspend one or more NPM Services and Fund’s rights granted in relation to them, in whole or in part, without liability, upon Written Notice, until such breach is remedied or this Agreement is terminated.

9.5	Upon expiration or termination of this Agreement for any reason,

9.5.1	Fund will discontinue any use of NPM Marks, provided that neither Party will be required to remove the other Party’s marks and logos from any pre-printed or pre-published materials already in circulation, and Fund will:

a	cease using the NPM Platform (other than use in connection with preexisting transactions involving Participants); and

b	no longer hold itself out as having access to or being authorized to allow its Authorized Purchasers and Authorized Sellers access to the NPM Platform; and

9.5.2	subject to Section 9.8 (Termination Assistance), NPM’s obligation to provide the NPM Services shall immediately cease; and

9.5.3	all fees and charges due to NPM up to and including the termination date and that are not subject to dispute shall become immediately due and payable in full.

9.6	Termination of this Agreement shall not: (i) release either Party from any claim (e.g., including but not limited to any claim for payment) of the other Party accrued hereunder or any liability incurred by the other Party prior to the effective date of such termination; or (ii) entitle Fund to a refund of any fees paid by Fund to NPM. The rights of termination set forth herein are in addition to any other remedy at law or in equity that is available to one Party with respect to a breach by the other.

9.7	Either Party may terminate this Agreement upon not less than sixty (60) days prior Written Notice should a Special Resolution Event occur. A “Special Resolution Event” affecting either Party shall mean: a bankruptcy, insolvency, liquidation, receivership or unwinding, merger, re-organization or any other similar resolution proceeding or transaction.

9.8	Termination Assistance. In the event of a Special Resolution Event, or if Fund or NPM terminates the Agreement as permitted herein, Fund will use all reasonable efforts to transition Fund off of the NPM Platform and wind down any existing NPM Services, and NPM shall provide reasonable assistance to Fund to aid in such transition. In the event such transition is incomplete as of the date of termination of this Agreement for any reason, then provided Fund is current on all payment obligations under this Agreement, NPM shall, on Fund’s written request received in a commercially reasonable time frame prior to the termination date, continue to provide NPM Services being provided as of the termination effective date, and assist in the transition of the NPM Services for a reasonable period of time (not to exceed six (6) months) (“Transition Period”). Service Fees for NPM Services provided during the Transition Period shall be charged in accordance with the Agreement. Fund will reimburse NPM for all additional and reasonable costs and expenses incurred for any services provided in addition to NPM Services during the Transition Period at such rates as are agreed upon by NPM and Fund in writing prior to their incurrence, or failing any such agreement, at NPM’s then-current time and materials hourly rates.

9.9	Survival. The Parties’ rights and obligations under the following Sections of this Agreement shall survive the termination, cancellation, expiration and/or rescission of this Agreement: Sections 1.1, 1.2, 2.1, 2.2, 6, 7, 8, 9.5 - 9.9, 10, and 11.

NPM Auction Fund Agreement	Page 13 of 19

10	DISPUTE RESOLUTION; governing law and jurisdiction

10.1	This Agreement shall be governed by the laws of the state of New York without regard to the conflict of law provisions thereof. All disputes shall initially be referred jointly to the Parties’ respective project managers or other representative designated by each Party. If the project managers or other designated representative(s) are unable to resolve the dispute within seven (7) business days after referral of the matter to them, the Parties shall submit the dispute to a senior executive from each Party for resolution. Any dispute with respect to this Agreement which is not resolved within ten (10) days after referral to the Parties’ senior executives shall at any time thereafter at the initiation of either Party, be submitted to arbitration which shall be the exclusive means for resolving any such disputes. Such arbitration shall be held in the City of New York, and shall be conducted by JAMS/ENDISPUTE, Incorporated in accordance with its Arbitration Rules and Procedures then in effect. The arbitrators will be selected from a panel of retired judges, will have familiarity with dispute resolution in the information technology industry and will not have a relationship of any sort with either Party. Any costs associated with the arbitration shall be borne by the non-prevailing Party. All decisions of the arbitrators shall be binding on both Parties. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY AND IRREVOCABLY WAIVE THEIR RIGHT TO A TRIAL BY JURY and agree that if the foregoing binding arbitration provision is determined for any reason to be unenforceable or inapplicable to a particular dispute, then such dispute shall be decided solely by a judge, without the use of a jury, sitting in a court of competent jurisdiction. This binding arbitration and jury trial waiver provision shall survive termination of this Agreement. Notwithstanding the foregoing, neither Party has any obligation to comply with this Section 10 before bringing an action in any court of competent jurisdiction for injunctive relief in the event of a breach or threatened or attempted breach of Section 6 (Confidentiality) or any other provision hereof which would be reasonably likely to cause such Party immediate harm for which money damages would be inadequate.

11	GENERAL

11.1	Force Majeure. Except for Fund’s payment obligations hereunder, neither Party shall be liable for any delay or failure to perform its obligations hereunder if such delay or failure arises from any Force Majeure Event. Each Party agrees to promptly notify the other Party if such a Force Majeure Event occurs. The performance of a Party whose performance is affected by a Force Majeure Event will be extended on a day-to-day basis for the period of time equal to that of the underlying Force Majeure Event. In the event a single Force Majeure Event continues for a period of ninety (90) days, either Party may terminate this Agreement by providing Written Notice to the other. For the purpose of this Agreement, a “Force Majeure Event” means any act, event or cause, beyond the reasonable control of the Party affected by that force majeure including, without limitation, any act of God or any public enemy, fire, flood, explosion, landslide, epidemic, war, national emergency and martial law, expropriation, restraint, prohibition, embargo, decree or order of any government, governmental authority or court.

11.2	Assignment. Except as expressly provided herein, this Agreement is binding and for the sole benefit of the Parties to this Agreement and their permitted successors and assignees, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever. Neither Party may assign, novate or transfer this Agreement (including by operation of law), or any of its rights or obligations, to a third party without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that NPM shall be entitled to assign, novate or transfer (including by operation of law) any rights or obligations, in whole or in part, to an NPM Affiliate or in connection with the reorganization, the sale of a division, product or service of NPM or any other business transaction of a similar nature, in each case, without the prior written consent of, but Written Notice to, Fund. Any assignment in breach of this provision is void. In the event of any permitted assignment, the assigning Party shall notify the other Party in writing promptly upon such assignment taking place, including details of the assignee’s full legal name, address, and invoicing contact name and address, where relevant.

NPM Auction Fund Agreement	Page 14 of 19

11.3	Waiver of Breach. No breach or provision of this Agreement shall be deemed waived, modified or excused, unless such waiver, modification or excuse is in writing and signed by an authorized representative of the waiving, modifying or excusing Party.

11.4	No Agency. Nothing in this Agreement shall create a partnership or joint venture between the Parties and, except as expressly provided herein, neither Party shall enter into or have authority to enter into any engagement or make any representation or warranty on behalf the other Party, or pledge the credit of or otherwise bind or oblige the other Party.

11.5	Notices. All notices of a legal nature required to be given under this Agreement shall be given in writing and be sent by registered/certified mail or by internationally recognized shipping/courier service. Where specifically noted in this Agreement, certain notices may be given by email. Notices shall be deemed given upon post office/courier’s delivery (or refusal) confirmation (which confirmation may be electronic), or in the case of email, by electronic delivery receipt. Notices shall be sent to the address(es) at the top of this Agreement. Either Party may update its notice address(es) by giving prior Written Notice to the other Party in accordance with this Section 11.5. NPM may give all notices of a purely operational nature by email to NPMAuctionNotifications@seic.com.

11.6	Entire Agreement. This Agreement constitutes the final, complete and exclusive statement of the agreement between the Parties with respect to the subject matter hereof and cannot (except for any NPM amendments to the NPM Services) be altered, amended, or modified except in writing signed by an authorized representative of each Party. If any provision of this Agreement is determined to be illegal or unenforceable such provision shall be deemed to be severed from this Agreement and shall not cause the remainder of this Agreement to be invalid or unenforceable, unless enforcement of the remainder of this Agreement would be clearly inequitable. By signing below, each of the Parties acknowledges that it has read, understands and agrees to this Agreement as being effective for all purposes as of the Effective Date.

11.7	Execution. This Agreement and any changes to Schedule A may be executed in counterparts, each of which shall be considered an original and all of which, when taken together, shall constitute but one and the same Agreement. Each Party agrees that a scanned copy shall be considered and treated like an original copy of the Agreement. Electronic or digital signatures shall have the same effect as hand-written signatures.

END OF BODY OF AUCTION FUND AGREEMENT

NPM Auction Fund Agreement	Page 15 of 19

Exhibit 1

List of NPM Services

Technology and Information Services: NPM will provide certain technology and information services (including as set forth below, as may be amended from time to time in this Exhibit 1, with the written consent of the Parties) that Fund may use for administrative purposes, document manipulation and storage, and to facilitate certain communications, in connection with the Programs (“NPM Platform”), including disclosure of certain documents and information provided by the Fund to be housed in a data room on the NPM Platform. NPM and Fund will work in good faith to formalize a Service Level Agreement for the NPM Platform within 90 days of the Effective Date.

1.	Information Services

•	Onboarding of Participants: NPM shall use commercially reasonable efforts to source Secondary Liquidity Providers to participate as Authorized Purchasers, and provide them with login information necessary to access the NPM Platform and review the offer documents and other agreements provided by the Fund.

•	Client Account Management: NPM will respond to Participants’ administrative and operational questions about the NPM Platform as soon as reasonably practicable, and will promptly direct all questions not within NPM’s decision-making authority to the Fund.

•	Dataroom: NPM will ensure that any information provided to NPM by the Fund for inclusion on the NPM Platform dataroom is accurately reflected on the NPM Platform promptly after receipt (provided, however, that NPM will not be responsible for ensuring the validity, factual accuracy or completeness of any such information).

•	Pricing, Matching and Allocation: NPM will use an auction pricing mechanism based upon the buying and selling interest available to establish a price for the Securities, and will perform such matching allocations based on agreed rules and procedures established and communicated by NPM in advance of such Program.

•	Legal Documents: NPM can, where necessary, provide for the efficient execution and processing of all legal documents, including but not limited to, auto-filling and electronic signature functionality, to be executed by the Participants through the NPM Platform.

2.	Compliance and Regulatory Services

•	NPM can collect entity and/or personal identification information from Participants, including but not limited to, tax identification numbers, photo identification, ABA routing numbers, constituent documents, and/or proof of authorization and will perform anti-money laundering/”Know Your Customer” and required background checks as mandated by applicable law and regulation.

•	NPM can liaise with regulatory agencies to support Fund and its agents in respect of questions surrounding any Program.

NPM Auction Fund Agreement	Page 16 of 19

Exhibit 2

GUIDELINES FOR USE OF NPM MARKS

You acknowledge that any rights granted to you by NPM in relation to NPM Marks constitute a license and not a transfer of title. Other than such license rights, you do not obtain any ownership right, title, or other interest in NPM Marks by using them. You may not sell, alter, modify, license, sublicense, copy, or use the NPM Marks in any way other than as specifically authorized by NPM in the permissions and trademark guidelines set out in this Agreement.

You may use NPM Marks for purposes permitted by the Agreement to which this Exhibit is attached and provided such references are truthful, fair and not misleading as to NPM’s affiliation with your company, your products or services, and you follow our trademark guidelines.

Always use the correct format of NPM Marks as provided by NPM. Never vary the spelling, add or delete hyphens (even for normal hyphenation at the end of a line of text), make one word into two, or use a possessive or plural form of the trademark. Under no circumstances may you modify, distort, morph, animate or add to any NPM Mark.

Your use of any NPM logo, such as the NPM corporate logo, a NPM product name in stylized form or a company tagline, must be strictly in accordance with any license granted to you and using the form and format as provided to you by NPM — any other use is strictly prohibited.

Please include an attribution statement (which may appear in small, but still legible, print) when using any NPM Marks in any published materials. The statement should read:

“[List of NPM Marks used, beginning with “Nasdaq” and “the Nasdaq logo,” if used, followed by any other marks in alphabetical order] are either registered trademarks or trademarks of Nasdaq, Inc. and/or its affiliates in the United States and/or other countries.”

The attribution statement typically is included with other legal lines, such as a copyright notice, at the bottom of a web page or, if in printed material, at the end of the document or on the copyright page of a book or manual. If it is not feasible to include the attribution statement (and if it is not required by any contract you may have with NPM), use a general-purpose attribution statement in a form such as this:

“All other trademarks are the property of their respective owners.”

You may not incorporate or include, in whole or in part, any NPM Mark or product name in your own company name, product names, service names, trademarks, logos or Internet domain names.

You may not use NPM Marks in a manner that would disparage or defame NPM, any of its products or services, or any other person or entity.

A NPM web logo may be available for your use as an indicator of a link from your web site to NPM’ official web site. Any such logo must be used in accordance with these and any other guidelines provided to you by NPM.

If you state that your product is compatible with a NPM product, the product must in fact be compatible with that NPM product and otherwise work as intended and described in the documentation of your product with the referenced NPM product. Any notice that your product is compatible with an NPM product or technology must be made in a referential manner, such as “for use with,” “for,” or “compatible with.”

NPM Auction Fund Agreement	Page 17 of 19

The term “NPM” when used to refer to NPM software or an NPM product is a trademark and its use is governed by the guidelines above. However, when “NPM” is used only to refer to The NPM Group, Inc., then it is being used as a corporate name, not a trademark. When “NPM” is used as a corporate name, no trademark marking or attribution is necessary—do not use the ™ or ® symbol.

These guidelines are not intended to be a definitive or complete statement of proper NPM Mark usage. NPM reserves the right to object to any use of NPM Marks that NPM deems to be unlawful or inappropriate in the circumstances, even if that use is not expressly prohibited by these guidelines. Further, NPM reserves the right to revise these guidelines at any time with reasonable advance written notice to you; provided however, that you will not be required to reprint, correct, or recall any existing and/or previously distributed materials bearing any of the NPM Marks that are no longer in your reasonable control.

NPM reserves the right, exercisable at its sole discretion, to take appropriate action against any use without permission or any use that does not conform to these Guidelines.

NPM Auction Fund Agreement	Page 18 of 19

Schedule A

SERVICE FEES

[Redacted]

NPM Auction Fund Agreement	Page 19 of 19